UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 0-25668
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(Check One):  [ ] Form 10-K and Form 10-KSB   [X] Form 10-Q and Form 10-QSB
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: March 31, 2001
                  --------------
[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I - REGISTRANT INFORMATION

                            Global Technologies, Ltd.
                            -------------------------
                             Full Name of Registrant


                            -------------------------
                            Former Name if Applicable

                 The Belgravia, 1811 Chestnut Street, Suite 120
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                             Philadelphia, PA 19103
                            ------------------------
                            City, State and Zip Code

                       PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

     The Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2001 cannot be filed within the prescribed time period without unreasonable effort and expense for the following reasons:

     * The Company's Chief Financial Officer (the "CFO"), who was primarily responsible for the Company's periodic filing obligations, resigned from his position with the Company on March 31, 2001. Thus, at the end of the March 31, 2001 quarter (the "Quarter"), 45 days before the filing date of the 10-QSB for the Quarter, the Company lost the services and know-how of the individual who would have been primarily responsible for preparing the 10-QSB. The Company has retained an independent contractor (the "Substitute") to fill in for the CFO on a temporary basis. The Substitute does not have the familiarity with the Company, its transactions and books that the CFO did, and requires additional time. In addition, the Company's workforce has been reduced by almost 40%. Part of this reduction in workforce included the Company's bookkeeper, who assisted the CFO in preparing the financial portions of periodic reports. Because of these circumstances, the Company cannot have the financial portion of the 10-QSB for the Quarter prepared by the prescribed filing date.

     * During the Quarter, the Company was involved in the following situations that have complex accounting treatments and financial statement disclosures that are new to the Company:

          1) On March 24, 2001, one of the Company's consolidated subsidiaries filed a petition for relief under Chapter 11 of the United States Bankruptcy Code.

          2) On February 15, 2001, in response to a lawsuit initiated and temporary restraining order obtained by two parties that have made equity investments in the Company and loaned funds to the Company on a secured basis, the Company entered into a Settlement Agreement with these parties (the transaction is hereinafter referred to as the "Settlement"). The Settlement involved the transfer of assets to, amendment of the rights and preferences of certain preferred equity held by, and the issuance of unsecured debt to, these parties.

               The ramifications of the bankruptcy and the Settlement with respect to the Company's financial reporting for the Quarter are complex and extensive.

          3) Lastly, the Company is experiencing delays in the collection of certain information required to be included in the 10-QSB for the Quarter and in preparing its final report.

     Despite these difficulties, the Substitute is working diligently to complete the 10-QSB for the Quarter in a timely manner and the Company hereby represents that the Quarterly Report on Form 10-QSB for the Quarter will be filed no later than the 5th calendar day following the prescribed due date.

                          PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

           S. Lance Silver, Esq.          215              972-8191
           -------------------------------------------------------------
           (Name)                     (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no, identify report(s). [X] YES [ ] NO

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
[X] YES  [ ] NO

     If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the quarter ended March 31, 2001, the Company anticipates a significant change in results of operations from the corresponding nine months ended March 31, 2000. The Company's conclusion is based on charges to the Company's earnings for the period ended March 31, 2001 related to the Settlement, and a write down of certain lottery assets and losses incurred during the period. Due to the complex nature of third quarter transactions and other events as noted in Part III above, the Company is finalizing the effect of these transactions on the period ended March 31, 2001.

                                    Signature

                            Global Technologies, Ltd.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2001                           By: /s/ Irwin L. Gross
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